June 10, 2008

VIA FEDERAL EXPRESS
AND AS FILED ON EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  John Stickel

Re:	Swinging Pig Productions, Inc., a Nevada corporation
Registration Statement on Form S-1
File 333-150819

Dear Mr. Stickel:

Please be advised that this law firm represents Swinging Pig Productions, Inc., a Nevada corporation (“Company”).  The undersigned has received and read your letter dated May 29, 2008, regarding the Company’s  Registration Statement on Form S-1 (“Form S-1”) as filed with the Securities and Exchange Commission (“Commission”) on May 12, 2008.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form S-1 (“Amendment No. 1”) which was filed on or about the date of this letter.  The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.  Three (3) marked copies of each of these filings are included herewith for your reference.

 General

1.
Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.25.  Your explanation should address the fact that the $0.25 per share price was the original price paid by selling  shareholders and discuss the fact that this prohibits them from making any profits on sales unless and until there is an active trading market.  Alternately, increase the fixed price and pay the additional filing fee.

Response:   Please note that the requested revisions have been made in the sections entitled “Prospectus Summary,” “Determination of Offering Price,” and “Plan of Distribution.”

Securities and Exchange Commission
June 10, 2008

Signatures

2.
Please include the signature of the person acting as the Controller or Principal Accounting Officer.  If a person signs in more than one capacity, you should indicate each capacity in which that person signs.  Refer to Instructions for Signatures on Form S-1.

Response:  Please note the revisions made on the Signature page.

Exhibit 5

3.
Because you are registering for resale shares that have already been issued to the selling shareholders, please revise the legal opinion to clarify that the shares being registered “are” validly issued, fully paid and non-assessable shares of common stock.

Response:  Please note that a corrected letter has been attached as Exhibit 5.

Other

4.	Please update the financial statements to include the period ending March 31, 2008.

Response:  Please note that the financial statements for the period ending March 31, 2008 have been included.

5.	The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statements.

Response:  Please note that the independent public accountants have provided a manually signed and currently dated consent at Exhibit 23.1.

Securities and Exchange Commission
June 10, 2008

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letter dated May 29, 2008.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 949.250.8655.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

/s/ ABRAMS GARFINKEL MARGOLIS BERGSON, LLP
ABRAMS GARFINKEL MARGOLIS BERGSON, LLP

Enclosures